                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                               Allin Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  019924 10 9
                            ----------------------
                                (CUSIP Number)

                                         Copy to:

                                         Bryan D. Rosenberger
William C. Kavan                         Eckert Seamans Cherin & Mellott
100 Garden City Plaza                    44th Floor, 600 Grant Street
Garden City, NY  11530                   Pittsburgh, PA 15219
(516) 294-5379                           (412) 566-6000
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 29, 2000
--------------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

                                 SCHEDULE 13D
CUSIP No. 019924 10 9


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      Name of Reporting Person: William C. Kavan
 1    I.R.S. Identification No.: ###-##-####

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      Check the Appropriate Box if a Member of a Group
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC Use Only
 3

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      Source of Funds: PF
 4

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      Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
 5
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      Citizenship or Place of Organization:
 6
      United States
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                          Sole Voting Power:
                     7
     Number of
                          637,974(1)
      Shares       -----------------------------------------------------------
                          Shared Voting Power:
   Beneficially      8

     Owned by             -0-
                   -----------------------------------------------------------
       Each               Sole Dispositive Power:
                     9
    Reporting
                          637,974(1)
      Person       -----------------------------------------------------------
                          Shared Dispositive Power:
       With          10
                          -0-
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      Aggregate Amount Beneficially Owned by Each Reporting Person:
11

      637,974(1)
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      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
12
                                                                          [_]
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      Percent of Class Represented by Amount in Row (11):
13
      8.5%(1)
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      Type of Reporting Person: IN
14

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______________________________
(1) See response to Item 5.

               This statement amends Items 3, 4, 5, 6 and 7 of the Schedule 13D of William C. Kavan (the "Reporting Person") dated December 31, 1998 (the "Schedule 13D"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration.

               On December 29, 2000, the Reporting Person purchased in a private transaction with his personal funds ten shares of the Company's Series G Convertible Redeemable Preferred Stock (the "Series G Preferred Stock") and a related warrant to purchase 57,142 shares of Common Stock for an aggregate purchase price of $100,000, or $10,000 per share of Series G Preferred Stock. On December 29, 2000, the Company's stockholders approved the Company's issuance of shares of Common Stock upon conversion of the Series G Preferred Stock and upon exercise of the related warrant. See Item 5.


Item 4.   Purpose of Transaction.

               The Reporting person purchased the shares of Series G Preferred Stock and the related warrant in order to facilitate the Company's raising of additional capital. The Reporting Person has no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy. The Reporting Person is, however, a member of the Board of Directors of the Company, and, in such fiduciary capacity, may develop such plans or proposals.

               Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

               The Reporting Person, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time. The Reporting Person also has the right to convert the shares of Series D Convertible Redeemable Preferred Stock (the "Series D Preferred Stock") and Series G Preferred Stock he holds into shares of Common Stock and to exercise the warrants he holds (collectively, the "Warrants") for Common Stock.


Item 5.   Interest in Securities of Issuer.

               The number of shares Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on the number of shares of Common Stock outstanding as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2000. The reported number of shares of Common Stock that may be acquired upon conversion of the Series D Preferred Stock is based on the lowest applicable conversion price in effect on December 29, 2000. The Company has informed the Reporting Person that there are 150 shares of Series G Preferred Stock issued and outstanding.

               The 750 shares of Series D Preferred Stock held by the Reporting Person are convertible into 207,612 shares of Common Stock, the ten shares of Series G Preferred Stock held by the Reporting Person are convertible into 85,949 shares of Common Stock, and the Warrants are exercisable for 233,613 shares of Common Stock.

               The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 90,800 shares of Common Stock representing approximately 1.3% of the shares of Common Stock outstanding. Based on an estimated book value of the Company as of December 29, 2000, holders of the Series G Preferred Stock are entitled to 4,752 votes per share, and, generally, such holders will vote together with the holders of the Common Stock as a single class. Therefore, the 90,800 shares of Common Stock and the ten shares of Series G Preferred Stock beneficially owned by the Reporting Person represent approximately 1.8% of the combined voting power of Company's outstanding voting capital stock.

               The Reporting Person also holds options which are currently exercisable or exercisable within 60 days of the date of this report to purchase an aggregate of 20,000 shares of Common Stock, and, therefore, is deemed to beneficially own such shares which, together with the 90,800 shares held by the Reporting Person, represent approximately 1.6% of the shares of Common Stock outstanding assuming that the 20,000 shares of Common Stock issuable upon exercise of the options are currently issued and outstanding. The Reporting Person also holds options to purchase an additional 5,000 shares of Common Stock; however, such options are not currently exercisable or exercisable within 60 days of the date of this report. The Reporting Person may also be deemed to own the 207,612 shares of Common Stock into which the 750 shares of Series D Preferred Stock may be converted, the 85,949 shares of Common Stock into which the ten shares of Series G Preferred Stock may be converted and the 233,613 shares of Common Stock for which the Warrants may be exercised. Therefore, the Reporting Person may be deemed to beneficially own an aggregate of 637,974 shares of Common Stock representing approximately 8.5% of the shares of Common Stock outstanding, assuming that the 207,612 shares of Common Stock issuable upon conversion of Series D Preferred Stock, the 85,949 shares issuable upon conversion of the Series G Preferred Stock, the 233,613 issuable upon exercise of the Warrants and the 20,000 shares of Common Stock issuable upon exercise of the options described above are currently issued and outstanding.

               The minimum possible conversion price for the Series G Preferred Stock is $.35. At such conversion price, the Reporting Person's ten shares of Series G Preferred Stock would be convertible into a maximum of 285,714 shares of Common Stock.

               The Reporting Person also owns 10,000 shares of the Company's Series C Convertible Redeemable Preferred Stock (the "Series C Preferred Stock"), which are not convertible into Common Stock.

               No transactions in Common Stock were effected during the past 60 days by the Reporting Person.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               As discussed in Item 3, on December 29, 2000 the Reporting Person purchased a Warrant to purchase 57,142 shares of Common Stock. The exercise price under this Warrant is $1.75 per share. Payment of the exercise price may be made in cash or by delivery to the Company of shares of Series C Preferred Stock or Series D Preferred Stock having an aggregate liquidation value plus accrued and unpaid dividends, if any, equal to the exercise price for the number of shares to be purchased upon exercise. The Warrant will expire on December 29, 2005.

               Under the Certificate of Designation governing the Series G Preferred Stock, the holders of the Series G Preferred Stock have pro rata preemptive rights for one year to subscribe for securities being issued by the Company in connection with certain future equity transactions.

               The Reporting Person, the Company and the other holders of Series G Preferred Stock are parties to a Registration Rights Agreement pursuant to which the Company granted to such holders certain rights to require the Company to register the shares of Common Stock acquired upon conversion of the shares of Series G Preferred Stock and upon exercise of the related Warrants owned by the Reporting Person under the Securities Act of 1933, as amended, for public offering and sale.


Item 7.   Material to be Filed as Exhibits.

               The following is filed as an exhibit to this Amendment No. 1 to the Schedule 13D:

A.         Warrant, dated December 29, 2000, to purchase 57,142 shares of Common
Stock.

Signatures.

               After reasonable inquiry `and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 11, 2001                      By: /s/ William C. Kavan
------------------------                  --------------------
     Date                                 William C. Kavan

                                                                       EXHIBIT A

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR SECURITIES LAWS OF ANY STATE, HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED PURSUANT TO APPLICABLE PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS OR EXEMPT FROM THE REGISTRATION REQUIREMENTS THEREOF.


No. 3                                   WARRANT

VOID AFTER 5:00 p.m., Pittsburgh, Pennsylvania Time, on December 29, 2005.

                                              Warrant to Purchase 57,142
                                              Shares of Common Stock


                       WARRANT TO PURCHASE COMMON STOCK

                                      OF

                               ALLIN CORPORATION


         This is to certify that, for valuable consideration, receipt of which is hereby acknowledged, WILLIAM C. KAVAN (the "Holder"), is entitled to purchase, subject to the provisions of this Warrant, from ALLIN CORPORATION, a Delaware corporation (the "Company"), 57,142 fully paid and nonassessable shares of the Common Stock, $.01 par value per share, of the Company (the "Stock"), subject to adjustment as hereinafter set forth, at such price, during such period and subject to such terms as hereinafter set forth. Unless the context otherwise requires, the term "Warrant" or "Warrants" as used herein includes this Warrant and any other Warrant or Warrants which may be issued pursuant to the provisions of this Warrant, whether upon transfer, assignment, partial exercise, divisions, combinations, exchange or otherwise, and the term "Holder" includes any transferee or transferees or assignee or assignees of the Holder named above, all of whom shall be subject to the provisions of this Warrant, and, when used with reference to shares of Stock, means the holder or holders of such shares of Stock. This Warrant was originally issued pursuant to the terms of that certain Subscription Agreement dated as of November 2000 between the original Holder and the Company.

          Section 1. Exercise Price. Subject to the provisions with respect to adjustment in Section 7, the purchase price for each share of Stock purchasable pursuant hereto shall be $1.75 per share (hereinafter, as adjusted from time to time as herein required, the "Exercise Price").

          Section 2.  Exercise of Warrant.

          (a)  This Warrant may only be exercised pursuant to this Section 2.

          (b) This Warrant may be exercised, in whole or in part at any time or from time to time, on or prior to 5:00 p.m., Pittsburgh, Pennsylvania time, on December 29, 2005, or if such date is a day on which federal or state chartered banking institutions located in the Commonwealth of Pennsylvania are authorized by law to close, then on the next succeeding day which shall not be such a day, by presentation and surrender to the Company at its principal office in Pennsylvania of this Warrant and the purchase form annexed hereto duly executed and accompanied by payment, in cash, certified or cashier's check payable to the order of the Company or shares of Series C Redeemable Preferred Stock of the Company ("Series C Preferred Stock") or Series D Convertible Redeemable Preferred Stock of the Company ("Series D Preferred Stock"), of the Exercise Price for the number of shares of Stock to be purchased upon exercise of the Warrant. If payment is made by delivery of shares of Series C Preferred Stock and/or Series D Preferred Stock, the number of shares of Series C Preferred Stock and/or Series D Preferred Stock so delivered must have an aggregate liquidation value plus accrued and unpaid dividends, if any, equal to the exercise price for the number of shares of Stock to be purchased upon exercise of the Warrant. If this Warrant is exercised in part only, the Company shall, promptly after presentation of this Warrant upon such exercise, execute and deliver a new Warrant evidencing the rights of the Holder hereof to purchase the unexercised balance of this Warrant. Upon and as of such receipt of this Warrant and the purchase form by the Company at its principal office in Pennsylvania, in proper form for exercise and accompanied by payment as herein provided, the Holder shall be deemed to be the holder of record of the shares of Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Stock shall not then be actually delivered to the Holder.

          Section 3. Covenants of Company. The Company represents, warrants, covenants and agrees as follows:

          (a) All Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance in accordance with the provisions of this Warrant, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof (other than taxes in respect of any transfer occurring contemporaneously with such issuance).

          (b) The Company will at all times until expiration of this Warrant reserve and keep available, free from preemptive rights, out of its authorized but unissued capital stock (or capital stock held in treasury), a number of shares of Stock equal to the total number of shares of Stock issuable upon exercise of this Warrant.

          (c) The Company acknowledges and agrees that, pursuant to a Registration Rights Agreement dated as of December 29, 2000 among the Company, the original Holder and other holders of warrants, the Holder has certain registration rights with respect to the shares of Stock issuable upon exercise of this Warrant.

          Section 4. Fractional Shares. No fractional shares of Stock or scrip representing fractional shares shall be issued upon the exercise of this Warrant. In lieu of any fractional shares to which the Holder would otherwise be entitled upon exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the Exercise Price.

          Section 5.  Transfer, Exchange, Assignment or Loss of Warrant.

          5.1 This Warrant may not be assigned or transferred except as provided in this Section 5 and in accordance with and subject to the provisions of the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder (said Act and such Rules and Regulations being hereinafter collectively referred to as the "Act"). Any purported transfer or assignment made other than in accordance with this Section 5 shall be null and void and of no force and effect.

          5.2 Prior to any transfer of this Warrant, other than in an offering registered under the Act, the Holder shall notify the Company in writing of its intention to effect such transfer, indicating the circumstances of the proposed transfer and furnish the Company with an opinion of its counsel, which counsel and opinion shall be reasonably satisfactory to the Company, to the effect that the proposed transfer may be made without registration under the Act or registration or qualification under any applicable state securities laws. The Company will promptly notify the Holder if the opinion of counsel furnished to the Company is reasonably satisfactory to the Company. Unless the Company notifies the Holder within 10 business days after its receipt of such opinion that such opinion is not reasonably satisfactory to counsel for the Company, the Holder may proceed to effect the transfer.

          5.3 Each certificate for shares of Stock or for any other security issued or issuable upon exercise of this Warrant shall contain the following legend (unless the Company shall have received an opinion of counsel reasonably satisfactory to it that such legend is not required to assure compliance with the Act):

          THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR SECURITIES LAWS OF ANY STATE, HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED PURSUANT TO APPLICABLE PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS OR EXEMPT FROM THE REGISTRATION REQUIREMENTS THEREOF.

          The Holder, by accepting this Warrant, agrees and represents that, unless the shares of Stock to be issued to such Holder upon exercise hereof shall have been registered under the Act prior to the delivery thereof to such Holder, it will acquire such shares for investment and not with a view to their distribution.

          5.4 Any assignment permitted hereunder shall be made by surrender of this Warrant to the Company at its principal office in Pennsylvania with the assignment form annexed hereto duly completed and executed. In such event the Company shall, without charge for any issuance or transfer tax or other costs incurred by the Company with respect to such transfer, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other Warrants which carry the same rights upon presentation thereof at the principal office of the Company in Pennsylvania together with a written notice signed by the Holder thereof, specifying the names and denominations in which new Warrants are to be issued.

          5.5 Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant (provided that an affidavit of the Holder shall be satisfactory for such purpose), and of indemnity satisfactory to it and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen or destroyed Warrant shall thereupon become void.

          Section 6. Rights of Holder. Any Holder of this Warrant shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or in equity, and the rights of any such Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

          Section 7. Adjustment in the Number of Warrant Shares Purchasable and Exercise Price.

          7.1 The number of shares of Stock or other securities or property for which this Warrant may be exercised and the Exercise Price shall be subject to adjustments as follows:

          (a) If the Company, at any time or from time to time, effects a subdivision or combination, by stock split, reverse stock split or otherwise, of its outstanding shares of Stock into a larger or smaller number of shares of Stock, the number of shares of Stock for which this Warrant may be exercised immediately prior to such subdivision or combination shall be increased or reduced in the same proportion as the increase or decrease in the outstanding shares of Stock and the then applicable Exercise Price shall be adjusted by multiplying such Exercise Price by a fraction, the numerator of which shall be the number of shares of Stock purchasable upon exercise hereof immediately prior to such subdivision or combination and the denominator of which shall be the number of shares of Stock purchasable immediately following such subdivision or combination. Any adjustment under this Paragraph (a) shall become effective at the close of business on the date the subdivision or combination becomes effective.

          (b) If the Company, at any time or from time to time, declares a dividend on Stock payable in Stock or securities convertible into Stock the number of shares of Stock for which this Warrant may be exercised shall be increased, as of the close of business on the record date for determining which holders of Stock shall be entitled to receive such dividend, in proportion to the increase in the number of outstanding shares of Stock as a result of such dividend (treating for this purpose any securities convertible into Stock as so converted) and the then applicable Exercise Price shall be adjusted by multiplying such Exercise Price by a fraction, the numerator of which shall be the number of shares of Stock purchasable upon exercise hereof immediately prior to the record date for such dividend and the denominator of which shall be the number of shares of Stock purchasable immediately following the record date for such dividend (treating for this purpose any securities convertible into Stock as so converted).

          (c) If the Company at any time or from time to time makes, or fixes a record date for the determination of holders of Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Stock or securities convertible into Stock, then and in each such event provision shall be made so that the Holder shall receive upon exercise hereof, in addition to the number of shares of Stock receivable thereupon, the amount of securities of the Company which it would have received had this Warrant been exercised on the date of such event and had it thereafter, during the period from the date of such event to and including the date of exercise, retained such securities receivable by it as aforesaid during such period, subject to all other adjustments called for during such period under this
Section 7 with respect to the right of the Holder.

          (d) If the Stock issuable upon the exercise of this Warrant is changed into the same or a different number of shares of any class or classes of stock of the Company or property, whether by recapitalization, reclassification or other exchange (other than a subdivision or combination of shares, or a stock dividend, or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 7), then and any in such event the Holder shall have the right thereafter to purchase the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other exchange by holders of the number of shares of Stock with respect to which this Warrant might have been exercised immediately prior to such recapitalization, reclassification or other exchange, all subject to further adjustments as provided herein.

          (e) If at any time or from time to time there is a capital reorganization of the Stock (other than a subdivision or combination of shares or a stock dividend or recapitalization, reclassification or exchange of shares provided for elsewhere in this Section 7) or a consolidation or merger of the Company with or into another entity or the sale of all or substantially all of the Company's assets to another person, then, as part of such capital reorganization, consolidation, merger or sale, provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Warrant the same kind and number of shares of Stock and other securities, cash or other property as would have been distributed to the Holder upon such reorganization, reclassification, consolidation, merger or sale had the Holder exercised this Warrant immediately prior to such reorganization, reclassification, consolidation, merger or sale. The Holder shall pay upon such exercise the Exercise Price that otherwise would have been payable pursuant to the terms of this Warrant. Appropriate adjustment shall be made in the application of the provisions of this Section 7 with respect to the rights of the Holder after the reorganization, consolidation, merger or sale to the end that the provisions of this Section 7 (including adjustment of the Exercise Price then in effect and the number of shares or securities deliverable upon exercise of this Warrant) shall be applicable after that event and shall be nearly equivalent to the provisions hereof as may be practicable. If any such reorganization, reclassification, consolidation, merger or sale results in a cash distribution in excess of the Exercise Price provided by this Warrant, the Holder may, at the Holder's option, exercise this Warrant without making payment of the Exercise Price, and in such case the Company shall, upon distribution to the Holder, consider the Exercise Price to have been paid in full, and in making settlement to the Holder, shall deduct an amount equal to the Exercise Price from the amount payable to the Holder.

          (f) The number of shares of Stock for which this Warrant may be exercised and the Exercise Price shall be adjusted on a weighted average basis in the event of a dilutive issuance involving any sale of equity stock or stock equivalents of the Company at a price below the greater of the Exercise Price or 85% of the market value of the Stock. A "dilutive issuance," however, will not include any: (i) grants of options under any Company stock option plan that has been approved by the Company's Board of Directors or any issuance of Stock as a result of the exercise of such options, provided that the exercise price of any such option is not less than the fair market value of the Stock on the date of the grant; (ii) issuance of Stock upon the conversion of any shares of preferred stock of the Company outstanding on December 29, 2000 (the "Subscription Date") or upon the conversion of any other convertible debt or other convertible securities of the Company outstanding on the Subscription Date; (iii) issuance of Stock upon the exercise of warrants outstanding on the Subscription Date and of warrants issued to the holders of the Series G Preferred Stock; (iv) issuance of Stock upon conversion of shares of Series G Preferred Stock; (v) issuance of Stock in connection with the acquisition by the Company of another business, or the stock or assets of another company (including shares of Stock that may be issued to pay any earn-out payments in connection with the acquisition); or (vi) a firm commitment underwritten public offering of Stock that results in gross proceeds to the Company of not less than $10,000,000.

          7.2  If the Company shall, other than as provided in Paragraph (e) of
Section 7.1, dissolve, liquidate or wind up its affairs, the Holder shall thereafter have the right to receive upon proper exercise of this Warrant, in lieu of the shares of Stock of the Company that the Holder otherwise would have been entitled to receive, the same kind and amount of securities or assets as would have been issued, distributed or paid to the Holder upon any such dissolution, liquidation or winding up with respect to such shares of Stock of the Company had the Holder been the holder of record of such shares of Stock receivable upon exercise of this Warrant on the date for determining those entitled to receive any such distribution.

          7.3 In each case of an adjustment or readjustment of the Exercise Price or the number of shares of Stock or other securities issuable upon exercise of this Warrant, the Company, at its expense, shall promptly cause independent public accountants of recognized standing selected by the Company (who may be the independent public accountants then auditing the books of the Company) to compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall promptly mail such certificate, by first class mail, postage prepaid, to the Holder at the Holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.

          7.4 At the request of the Holder and upon surrender of this Warrant, the Company shall reissue this Warrant in a form conforming to the adjustment or change made pursuant to this Section 7.

          Section 8. Notices to Warrant Holder. In the event of: (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or any right to subscribe for, purchase or otherwise acquire any shares of Stock of any class or any other securities or property, or to receive any other rights; (ii) any capital reorganization of the Company, any reclassification or recapitalization of the Stock of the Company or any transfer of all or substantially all of the assets of the Company to any other person or any consolidation or merger involving the Company and any other person; or (iii) any voluntary or involuntary dissolution, liquidation or winding-up of the Company; then the Company shall give to the Holder of this Warrant a notice specifying the date or expected date of any such taking of a record or other event and describing the same in reasonable detail. Such notice shall be given at least 20 days prior to the date therein specified.

          Section 9. Governing Law. This Warrant shall be construed in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed wholly within such state.

          Section 10. Notice. Notices and other communications to be given to the Holder of this Warrant or to the Company shall be deemed to be sufficiently given if delivered by hand or mailed, registered or certified mail, postage prepaid, to the following address:

          If to the Holder:  William C. Kavan
                             c/o The Berkely Group
                             100 Garden City Plaza, 5/th/ Floor
                             P. O. Box 9366
                             Garden City, NY 11530


          If to the Company: Allin Corporation
                             381 Mansfield Avenue
                             Suite 400
                             Pittsburgh, PA 15220
                             Attn: Richard W. Talarico

or such other address as the Holder or the Company shall have designated by written notice to the other as herein provided. Notice by mail shall be deemed given when deposited in the United States mail, postage prepaid, as herein provided.

          Section 11. Amendment. No amendment to this Warrant shall be valid unless contained in a writing duly executed by the Holder and the Company.

          IN WITNESS WHEREOF, the Company has executed this Warrant effective as of September 29, 2000.


                                    ALLIN CORPORATION


                                    By: __________________________________
                                    Title: _______________________________

                                 PURCHASE FORM
                                 -------------


                                                        Dated ____________, ____


     The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing __________ shares of Stock and hereby makes payment of $__________ in payment of the actual exercise price thereof.


                    INSTRUCTIONS FOR REGISTRATION OF STOCK

Name ___________________________________________________________________________
                 (Please typewrite or print in block letters)

Address   ______________________________________________________________________
       ________________________________________________________________________


                                           Signature: __________________________

                                ASSIGNMENT FORM
                                ---------------


     FOR VALUE RECEIVED, ____________________ hereby sells, assigns and transfers unto

Name ___________________________________________________________________________
                 (Please typewrite or print in block letters)

Address
________________________________________________________________________________
the right to purchase Stock represented by this Warrant to the extent of __________ shares of Stock and does hereby irrevocably constitute and appoint
____________________, attorney, to transfer the same on the books of the Company with full power of substitution in the premises.


                                            Signature: _________________________

Dated:____________, ____